UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

On November 5, 2002, Husky Energy Inc. announced quarterly dividend for the three-month period ended September 30, 2002. The press release is attached hereto as Exhibit A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Neil D. McGee
                                        Vice President, Chief
                                        Financial Officer



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal &
                                        Corporate Secretary


Date: November 6, 2002

                                                                       EXHIBIT A
                                                                       ---------



[GRAPHIC OMITTED]
[LOGO - HUSKY ENERGY]


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NEWS RELEASE
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NOVEMBER 5, 2002

On Tuesday, November 5, 2002, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended September 30, 2002 of $0.09 per share on its common shares, payable on January 1, 2003 to shareholders of record at the close of business on November 29, 2002.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

                                      -30-



FOR FURTHER INFORMATION PLEASE CONTACT:

Richard M. Alexander                            Michael Lawrence
Vice President, Investor Relations              Senior Communications Advisor
& Corporate Communications                      Corporate Communications
Husky Energy Inc.                               Husky Energy Inc.
(403) 298-6952                                  (403) 298-6587





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       707 8th Avenue, S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
                                                                  (403) 298-6111
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